

Mail Stop 3561

September 2, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Sean Webster
Chief Financial Officer
Baoshinn Corporation
A-B 8/F Hart Avenue
Tsimshatsui, Kowloon, Hong Kong

      Re: Baoshinn Corporation
                 Form 10-K for the Year Ended March 31, 2008
                 File No. 000-52779

Dear Mr. Webster:

      We have reviewed your filing and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended March 31, 2008

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page 23

1. Please revise your financial statements to include a properly dated audit opinion. Refer to Article 2 of Regulation S-X.

Note 3 – Going Concern

2. Please significantly expand your discussion of the actions that management has taken and/or plans to take that you believe will provide the opportunity for the company to continue as a going concern. These actions, and their anticipated impact, should be described in detail. With regard to the agreements for continuing financial support, we understand that these agreements are verbal rather than written. If true, please specifically state this fact in your footnote. Alternatively, please state that the agreements are written if that is the case. This comment applies to both your annual and interim filings.

3. Further, your MD&A discussions should be significantly enhanced as well. Please specifically state that the auditors' report expressed substantial doubt as to your ability to continue as a going concern. Filings with such accountants' reports must contain appropriate and prominent disclosure of financial difficulties and viable plans to overcome these difficulties. Refer to Section 607.02 of the Financial Reporting Codification for guidance. Please revise your annual and interim MD&A narratives accordingly. In this regard, please prominently disclose, if true, that agreements with shareholders to provide financing are only verbal commitments and that you have no such agreements in writing.

Note 4 – Summary of Significant Accounting Policies

Revenue Recognition, page 32

4. Your policy presented here is overly general in nature. Please revise your policy to briefly outline each way your business earns revenue and discuss how such revenue is recorded in accordance with the applicable guidance. A draft of your intended disclosure should be included in your response.

5. Further, it appears from the amounts recorded as revenue and cost of sales for each period an income statement is presented that you are recording certain revenue on a gross basis. If true, please tell us why you believe such policy is consistent with EITF 99-19. Address each significant type of revenue separately in your response. If

you are recognizing all revenue on a net basis, please tell us the components of your cost of sales. Your response should be detailed and specific. We may have further comments upon review of your response.

Basic and Diluted Earnings Per Share, page 34

6. Please revise your financial statements to appropriately calculate weighted average diluted shares and present the required disclosures under paragraph 40 (C) of SFAS 128. Specifically, your net loss in the current year makes all potentially dilutive shares anti-dilutive, and as such your basic and diluted weighted average shares used in the calculation of earnings per share on a basic and diluted basis should be the same. Refer to paragraphs 16, 20 and 21 of SFAS 128 for guidance and revise or advise. Further, the number of shares excluded from the calculation due to anti-dilution should be specifically disclosed. Presentation and disclosure should be similarly revised throughout your filing. Please provide a draft of your proposed disclosure with your response.

Adoption of New Accounting Policies, page 36

7. Please explain your reference to Note 6, here and in your interim report for the quarter ended June 30, 2008. As a related matter, it appears that additional disclosures should have been provided in your Form 10-Q pursuant to paragraph 39 of SFAS 157. Please advise or revise.

Note 5 – Other Income, page 38

8. With regard to Commission Income, Refund Written Back, and Management Service Income within Other Income, it is unclear why these items are not considered in your calculation of operating income. Please explain to us your basis in GAAP for your current presentation.

9. As a related matter, from your explanation on page 19, it appears Sundry Income relates to an expense incurred by you and then reimbursed by a significant shareholder. Under SAB Topic 5T, any expense paid on behalf of a company by a significant shareholder should be recorded as an expense and a capital contribution. As such, it is unclear why this payment has reduced your net loss. Please advise or revise, as appropriate.

Note 7 – Income Taxes, page 39

10. Please revise your note to present all the disclosures required by paragraphs 43-49 of SFAS 109, as applicable and if significant. Specifically, it appears that additional disclosures should be provided under paragraph 43 of SFAS 109. Further, at a

minimum, you must explicitly state the value of net operating loss carryforwards under paragraph 48 of SFAS 109. Please revise as appropriate.

Note 12 – Share Capital, page 41

11. We note from disclosure here and elsewhere in your filing that you redeemed 2,500,000 shares for $0 during the current fiscal year. Please explain to us and revise your disclosure to indicate the facts and circumstances surrounding this transaction. Your explanation and revised disclosure should include the consideration given for these shares, whether the redemption was from a related party, and how the transaction was negotiated. Indicate the date of the redemption and quantify the amount initially paid by the shareholder to acquire the shares. We assume from your disclosure that the shares have been retired. Please confirm or advise. Finally, please explain whether you account for treasury stock using the "cost" method or the "par value" method and illustrate for us the accounting entry you recorded in connection with this redemption.

Note 14 – Concentration of Credit Risk, page 43

12. Please tell us the name of "Company A." We assume that this company is not a related party or affiliate. If our assumption is not correct, it appears that the name should be disclosed in the filing. Please advise.

Item 9A. Controls and Procedures, page 46

13. Please revise your disclosure here to provide an assessment of your effectiveness of not only disclosure controls and procedures, but also of internal control over financial reporting as required by Item 308 of Regulation S-K.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Y ou may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief